Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of XTI Aerospace, Inc. on Form S-8 of our report dated April 16, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of XTI Aerospace, Inc. (formerly known as Inpixon) and Subsidiaries as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022 appearing in the Annual Report on Form 10-K of XTI Aerospace, Inc. for the year ended December 31, 2023.

/s/ Marcum llp

Marcum llp

New York, NY

June 13, 2024